FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from June 1, 2024 to June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 11, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from June 1, 2024 to June 30, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on July 11, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of June 30, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))	125,000,000		100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) June 3 June 4 June 5 June 6	1,670,000 1,610,000 1,180,000 123,100	1,639,341,110 1,588,166,520 1,132,650,900 120,141,730
Total	—	4,583,100	4,480,300,260
Aggregate shares repurchased as of the end of this reporting month		109,726,600	99,999,989,800
Progress of share repurchase (%)	87.8		100.0

2.	Status of disposition

as of June 30, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) June 3 June 4 June 5 June 6 June 7 June 10 June 11 June 12 June 13 June 14 June 17 June 18 June 19 June 20 June 21 June 24 June 25 June 26 June 27 June 28	69,500 62,000 56,500 43,000 34,500 47,000 59,000 17,000 50,100 9,000 38,000 30,000 13,000 24,300 9,000 15,000 13,000 11,500 4,000 10,500	45,581,500

40,459,000

37,035,500

27,371,000

22,786,500

30,880,000

37,522,000

11,167,000

20,661,100

5,592,000

24,733,000

19,269,000

8,213,000

11,523,300

5,592,000

9,579,000

8,213,000

7,521,500

2,732,000

4,340,500

Subtotal	—	615,900	380,771,900
Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—
Subtotal	—	—	—
Total	—	615,900	380,771,900

3.	Status of shares held in treasury

as of June 30, 2024
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	208,633,752

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before June 30, 2024.